Exhibit 99.1

PRESS RELEASE

SMX and FinGo Enter Into Collaboration Mandate to Develop a Joint ‘Physical to Digital’ Platform Service To Enhance Mining Industry’s Ability to Report on Sustainable and Ethical Supply Chains

New York, 7th November 2024 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a pioneer in digitizing physical objects for a circular economy, announces its collaboration mandate with Sthaler Ltd, which markets FinGo ID, a cutting-edge Human Identity SaaS. Together, they intend to develop a centralized reporting platform to ensure transparency within the artisanal and small-scale mining (ASM) sector, and through the entire supply chain to ensure all ASM gold exported comes from an ethical and responsible source. According to the World Bank, one widely used estimate is that more than 100 million people globally depend either directly or indirectly on ASM for their livelihoods.

SMX believes the global marketplace for ASM gold is becoming increasingly complex, and the global gold market faces rising regulatory pressure to comply with stringent environmental, social, and governance (ESG) regulations. It further believes that governments are under pressure to ensure that all gold exports are ethical, compliant with government regulations, and able to report evidential data accurately in real time. This collaboration mandate is the first step in a planned broader relationship between SMX and Sthaler expected to address:

●	Ethical sourcing of precious metals
●	Child labour
●	Use of chemicals
●	Location identification of artisanal miners and mining operations

SMX’s proprietary technology enables the seamless marking and tracking of physical materials throughout the supply chain, providing traceability and authentication from the source—be it a mine, aggregator or refinery—through to the final product. FinGo complements this with its Human Identity-as-a-Service (HIDaaS) platform, which uses a highly secure, biometric-based digital ID system to verify and authenticate the individuals and entities involved in the supply chain. This collaboration may offer the ability to authenticate each partner in the supply chain and create value by ensuring commodities are tracked transparently, compliantly, and securely. Additionally, it is expected to be designed to integrates FinGo’s digital identity and payment solutions to streamline counterparty payments securely.

SMX believes that FinGo offers a robust and efficient identity verification system, connecting individual identifiers such as national ID, insurance, claims, and location details using its VeinID technology. This approach is expected to provide high-level security by identifying individuals through their unique, invisible subcutaneous vein patterns, ensuring privacy and protecting personal data. SMX further believes that VeinID is particularly well-suited for industries like mining, as the small data packets used for matching allow for authentication in remote areas. FinGo’s platform is designed to verify individuals at the source—whether they are miners, or other key supply chain actors—and SMX believes integrates seamlessly with SMX’s system to enable secure payment transactions between verified parties.

Nick Dryden, Executive Chair of FinGo, added: “I believe that the need for an inclusive, accurate and reliable, identity system is greater than ever, and I believe FinGo VeinID is proven to be the most reliable biometric because its less affected by climate and demographic factors. FinGo’s technology is designed to combine secure digital identity service with associated data which can document each stage of the ASM supply chain with human ID to create a smooth, secure, and fully auditable end-to-end service.”

At SMX, we believe that the ultimate goal of this collaboration mandate is to provide authentication solutions from individual actors to multinational organizations at both the biometric and molecular levels. This allows all data and physical materials to be linked in one centralized digital structure, ensuring full traceability and regulatory compliance.

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PRESS RELEASE

The collaboration mandate is expected to offers several key benefits:

1.	Enhanced Transparency: SMX’s molecular markers combined with FinGo’s biometric identity solutions is expected to offer secure tracking of commodities from origin to final product, ensuring compliance with stringent regulations.
2.	Improved Governance: The platform is expected to help businesses look to onboard new sources of precious metals from artisanal and small scale mining operations that meet their governance and reporting requirements continuously throughout the daily operations.
3.	Real-Time Digital Auditing: It is expected to offer a shift from manual, paper-based auditing to real-time, digital reporting, reducing the cost and time associated with compliance and improving operational efficiency across the mining sector and mine license programs run and managed by existing Ministries.
4.	Secure and Compliant Payment Systems: FinGo’s secure payment gateway is designed to ensure transactions between verified stakeholders are protected and compliant with international standards, ensuring fair compensation for suppliers.
5.	End-to-End Traceability: The combined technologies are expected to provide full traceability of materials from farm, mine, or production facility to the end consumer, maintaining data integrity and ensuring all stakeholders are verified and registered on the system.

This collaboration mandate, which runs on a three-month review cycle, is expected to mark a transition from manual and paper-based auditing to real-time digital reporting, reducing compliance and audit costs, lowering reputational risks, and enhancing overall productivity across supply chain operations. In addition, it is expected to offer a practical, scalable, and commercially viable solution to modern supply chain challenges. Additionally, it is expected that the platform will also facilitate enhanced visibility and reporting, assisting businesses to access new precious metals sources where previously compliance and traceability did not allow.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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